FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on November 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Chief Financial Officer

Dated: November 13, 2013.

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR THIRD QUARTER 2013

NASSAU, Bahamas, November 13, 2013 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 and subsequent events highlights:

●	Recorded third quarter 2013 revenues of $112.6 million;

●
Recorded adjusted EBITDA of $30.2 million in the third quarter of 2013;1 which includes adjusted EBITDA of $11.4 million from our River Business, adjusted EBITDA of $12.7 million from Offshore Supply Business segment, adjusted EBITDA of $0.7 million from Ocean Business segment, and adjusted EBITDA of $5.4 million from other activities—primarily foreign currency exchange cash gains;

●
Total adjusted net income and adjusted net income per share of $8.4 million and $0.06 per share, respectively, in the third quarter of 2013 which excludes the effect of a $0.2 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, a $(1.7) million non-cash loss from debt extinguishments and a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments).2  Before adjusting for these effects, the recorded total net income and net income per share are $7.0 million and $0.05, respectively;

●
Third quarter 2013 Adjusted EBITDA for our River Business segment increased $11.7 million from as compared with the same period of 2012 as a result of normal crop year and rainfall and the increased activity from our Punta Alvear shipyard;

●
On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our outstanding $200.0 million aggregate principal amount of 8.875% First Preferred Ship Mortgage Notes due 2021. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 8.875% First Preferred Ship Mortgage Notes due 2021. The Add-On Notes were sold at 104.5% and we received the gross proceeds from the offering totaled $26.1 million;

●
On October 3, 2013, we entered into two Memorandums of Agreement ("MOAs") whereby we agreed to acquire two 5,145 dwt newbuilt Chinese sister PSVs, named UP Agate and UP Coral, which were subsequently delivered on October 29, 2013. The purchase price for these vessels is approximately $32.0 million each (including some minor works still underway).  In addition, we exercised our option to acquire the third sister 5,145 dwt newbuilt Chinese PSV (to be named UP Opal), and consequently, on October 30, 2013, entered into an MOA for the same price as the previous two. All three vessels will undergo certain upgrading to conform to our operation at the same yard where they were built and are expected to commence operations during the first quarter of 2014;

●
On October 22, 2013, we cancelled the Shipbuilding Contract for Hull No. V-387 (UP Onyx) on account of the shipyard's delay in delivering the vessel. The appropriate repayment demands have been made under the refund guarantees issued by certain banks;

●
On October 24, 2013, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of twelve newbuilt barges to a third party with deliveries ranging between January and April 2014. Gross proceeds to us from this sale will be $13.2 million.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "During the third quarter, our main business segments once again performed well, continuing the momentum we developed in the first half of the year. In our River Business, we transported significantly higher cargo volumes, capitalized on increased freight rates and delivered ten barges from our shipyard to third parties. In our Offshore Supply Business, we made further progress growing our fleet and positioning the Company to take advantage of the strong demand for PSVs. We placed into service a new ship, UP Amber, in the third quarter and subsequently received from the yard our UP Pearl which is on her way to Brazil where she will be delivered to Petrobras under a four year charter. We believe that these new vessels and the higher time charter rates obtained on the renewal of the contracts for the rest of the existing fleet will significantly contribute to our Offshore segment EBITDA next year."

Mr. Menéndez continued, "Consistent with this important objective, just last month we made a very significant investment of about $96.0 million to add three state-of-the-art diesel electric very large PSVs to our fleet. We bought these ships off the building yard in China and expect them to be in service in early 2014. With the addition of these new vessels, we have increased our Offshore Supply fleet's capacity close to 30% during a time when demand in Brazil and elsewhere is growing at a fast pace."

Mr. Menéndez concluded, "Having successfully placed our new $225.0 million Senior Notes due 2021 and repaid our earlier notes, we believe we are now in an ideal position to capitalize on the opportunities that our core business segments will present in 2014 and 2015."

Overview of Financial Results

Total revenues for the third quarter of 2013 were $112.6 million as compared with $82.8 million in the same period of 2012.

Adjusted EBITDA for the third quarter 2013 was $30.2 million as compared with $9.1 million in the same period of 2012. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net income for the third quarter of 2013 was $8.4 million which excludes the effect of a $0.2 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, a $(1.7) million non-cash loss from debt extinguishments and a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments). Before adjusting for these effects, the recorded total net income was $7.0 million.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "During this quarter, we continued to generate strong financial results enhancing our performance in line with our expectations. When comparing the quarter ended September 30, 2013, to the same period of 2012, adjusted EBITDA more than tripled. We also maintained our strong cash position during the third quarter ending the period with $123.1 million, providing a strong foothold for our strategic investment plans in the River and Offshore segments."

Business Segment Highlights

River

The River Business experienced a 31% increase in the volume of cargo transported in the third quarter of 2013 as compared with the same period of 2012, which was mainly due to normalized rainfall levels resulting in a significantly higher crop and normal river levels.

Third quarter 2013 River Business segment adjusted EBITDA was $11.4 million versus a loss of $(0.3) million in the same period of 2012, an $11.7 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Results for the third quarter of 2013 demonstrate the positive compounded effects of stronger freight rates and the normalized cargo volumes, taking into consideration the expected seasonality inherent in the segment as well as the sale of a larger number of barges manufactured in our shipyard to third parties. According to the latest USDA estimates, the soybean crop in Paraguay for 2013 is expected to be 9.4 million tons, which is 5.3 million tons or 132% greater than the 2012 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995.

These figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow, fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade.

The Company has continued to install its new engines that will convert a substantial portion of its line pushboats from diesel to heavy fuel consumption. The seventh re-engined pushboat is expected to commence operation within the first half of 2014. This program has demonstrated its potential to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

During the third quarter of 2013, our Punta Alvear barge-building facility continued with the production of barges for third parties and has secured an order to build an additional set of barges for a non-related third party. Including this order, as well as the barges built for our own fleet, we expect to have our yard fully contracted into the second quarter of 2014.

Offshore Supply

In the Offshore Supply Business, we now operate a fleet of eleven PSVs, ten of which are contracted to Petrobras in Brazil while one operates in the North Sea. Our recently delivered UP Pearl is expected to commence operations during the fourth quarter of 2013 under a four year charter with Petrobras after finalizing the vessel's positioning trip and completing the set-up work for that charter. In addition, we recently acquired three newbuilt 4,500 class PSVs delivered off the yard in China, scheduled to commence operation in the first quarter of 2014. The adjusted EBITDA generated by the Offshore Supply Business segment during the third quarter of 2013 was $12.7 million, twice the $6.3 million adjusted EBITDA generated in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the third quarter of 2013 increased by $6.2 million compared with the same period of 2012. This represents a 33% increase which was primarily attributable to the operation of our UP Amber which commenced operation with Petrobras on August 1, 2013, and on account of the charters of our UP Agua-Marinha, UP Topazio and UP Diamante which were renewed with Petrobras in the second quarter of 2013 for four years at $35,380 per day as compared to their expiring charters at $28,000 per day. Also, during the second quarter of 2013 the charter of UP Esmeralda was renewed for four years at $31,950 per day as compared to its expiring charter of $26,200 per day. Our recently delivered PSV, UP Pearl, is expected to commence operation under a four year charter with Petrobras at $32,950 per day during the fourth quarter of 2013.

We expect that the full effect of these new vessels will positively impact our results in the forthcoming quarters.

On October 22, 2013, we cancelled the Shipbuilding Contract for Hull No. V-387 (UP Onyx) due to excessive delays in delivering the vessel. The appropriate repayment demands have been made under the refund guarantees issued by certain banks.

The Company believes that the Brazilian market should grow in line with Petrobras' capital expenditure plans. Ultrapetrol's fleet in the Offshore Supply Business has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in both the Brazilian and North Sea markets.

Ocean

The Ocean Business segment generated adjusted EBITDA of $0.7 million in the third quarter of 2013 as compared to adjusted EBITDA of $3.8 million in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 6% decrease in revenues from $19.9 million in the third quarter of 2012 to $18.7 million in the same period of 2013 is mainly attributable to a decrease in revenues of our Product Tanker Miranda I mostly related to its scheduled drydock, a reduction of volume in our container trade partially offset by a better performance of our Product Tanker Alejandrina.

The Company operated a total of four vessels in its Product Tanker fleet in the third quarter of 2013 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the same flag protected South American coastal trade in which they have operated in the past on charters with oil majors that operate in the region.

Our container feeder service experienced a decrease in volumes at the end of the second quarter and beginning of the third quarter. Volumes are now back to normal.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, ("or GAAP"), measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 14, 2013, at 9:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-475-0469 (toll-free U.S.) or +1-630-395-0482 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-568-0802 (toll-free U.S.) or +1-203-369-3929 (outside of the U.S.); passcode: 1114. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of September 30, 2013 and our audited consolidated balance sheet as of December 31, 2012:

CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2013 (unaudited)	At December 31, 2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$123,142	$222,215
Restricted cash	8,902	5,968
Accounts receivable, net of allowance for doubtful accounts of $3,021 and $1,916 in 2013 and 2012, respectively	52,902	36,487
Operating supplies and inventories	20,559	13,638
Prepaid expenses	7,423	5,973
Other receivables	26,871	22,532
Other current assets	50	177
Total current assets	239,849	306,990

NONCURRENT ASSETS

Other receivables	25,737	22,758
Restricted cash	1,470	1,464
Vessels and equipment, net	635,014	647,519
Dry dock	8,590	4,238
Investments in and receivables from affiliates	4,333	4,282
Intangible assets	670	801
Goodwill	5,015	5,015
Other assets	12,879	10,214
Deferred income tax assets	4,815	7,037
Total noncurrent assets	698,523	703,328
Total assets	$938,372	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,605	$32,450
Customer advances	16,541	15,175
Payable to related parties	1,260	3,761
Accrued interest	7,165	4,858
Current portion of long-term financial debt	26,684	49,031
2017 Senior Convertible Notes	-	80,000
Other current liabilities	13,130	13,470
Total current liabilities	96,385	198,745

NONCURRENT LIABILITIES

Long-term financial debt	410,705	388,521
Deferred income tax liabilities	13,727	12,441
Other liabilities	1,392	2,026
Deferred gain	3,684	2,086
Total noncurrent liabilities	429,508	405,074
Total liabilities	525,893	603,819

EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2013 and 2012	1,443	1,443
Additional paid-in capital	488,143	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(55,845)	(70,476)
Accumulated other comprehensive income (loss)	(1,774)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	412,479	399,751

Noncontrolling interest	-	6,748
Total equity	412,479	406,499
Total liabilities and equity	$938,372	$1,010,318

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2013	2012	2013	2012
Revenues
Attributable to River Business	$68,716	$43,872	$191,247	$115,000	66%
Attributable to Offshore Supply Business	25,163	18,990	67,610	54,160	25%
Attributable to Ocean Business	18,707	19,932	53,405	57,669	-7%
Total revenues	112,586	82,794	312,262	226,829	38%

Voyage and manufacturing expenses
Attributable to River Business	(34,773)	(22,955)	(96,454)	(62,807)	54%
Attributable to Offshore Supply Business	(950)	(1,413)	(2,881)	(3,459)	-17%
Attributable to Ocean Business	(6,173)	(6,259)	(17,975)	(20,866)	-14%
Total voyage and manufacturing expenses	(41,896)	(30,627)	(117,310)	(87,132)	35%

Running costs
Attributable to River Business	(17,360)	(16,245)	(47,806)	(40,353)	18%
Attributable to Offshore Supply Business	(10,380)	(9,844)	(29,032)	(27,233)	7%
Attributable to Ocean Business	(9,633)	(9,339)	(28,155)	(26,327)	7%
Total running costs	(37,373)	(35,428)	(104,993)	(93,913)	12%

Amortization of dry dock & intangible assets	(937)	(1,385)	(2,393)	(3,462)	-31%
Depreciation of vessels and equipment	(9,716)	(9,833)	(28,783)	(28,807)	--
Administrative and commercial expenses	(10,046)	(8,014)	(28,369)	(23,451)	21%
Other operating income, net	1,411	839	2,818	7,587	-63%

Operating profit (loss)	14,029	(1,654)	33,232	(2,349)	--

Financial expense	(8,410)	(8,808)	(24,640)	(26,925)	-8%
Financial loss on extinguishment of debt	(1,733)	--	(5,518)	--
Foreign currency exchange gains (losses), net	5,478	(698)	16,923	(2,821)
Financial income	2	(25)	89	55	62%
Loss on derivatives, net	(7)	--	(218)	--	--
Investment in affiliates	110	(322)	(209)	(988)	-79%
Other expenses, net	45	(84)	63	(475)	--
Total other expenses, net	(4,515)	(9,937)	(13,510)	(31,154)	-57%

Income (loss) before income taxes	9,514	(11,591)	19,722	(33,503)	--

Income tax (expenses) benefit	(2,515)	(1,107)	(4,538)	2,033	--
Net income attributable to noncontrolling interest	--	190	553	635	-13%

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$6,999	$(12,888)	$14,631	$(32,105)	--

The following table contains our unaudited statements of cash flows for the nine-month periods ended September 30, 2013, and 2012:

  (Stated in thousands of U.S. dollars)
	For the nine-month periods ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$15,184	$(31,470)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of vessels and equipment	28,783	28,807
Amortization of dry docking	2,263	3,331
Expenditure for dry docking	(6,615)	(4,377)
Debt issuance expense amortization	1,697	2,092
Financial loss on extinguishment of debt	5,518	-
Net losses from investments in affiliates	209	988
Allowance for doubtful accounts	1,730	-
Share - based compensation	196	871
Gain on sale of assets	-	(3,557)
Other	347	849
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(18,145)	(14,298)
Other receivables, operating supplies and inventories and prepaid expenses	(13,300)	(9,074)
Other	28	(1,298)
Increase (decrease) in liabilities:
Accounts payable	(965)	6,539
Customer advances	1,366	17,835
Other payables	872	5,245
Net cash provided by operating activities	19,168	2,483

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 and $4,753 in 2012 for barges built, sold and leased-back)	(24,129)	(40,720)
Proceeds from disposal of assets, net ($9,300 in 2013 and $2,790 in 2012 for barges sold and leased-back)	9,300	8,352
Other investing activities	-	(175)
Net cash (used in) investing activities	(14,829)	(32,543)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(22,088)	(14,139)
Early repayment of long-term financial debt	(31,200)	(1,849)
Prepayment of 2017 Senior Convertible Notes	(80,000)	-
Prepayment of 2014 Senior Notes	(180,000)	-
Short-term credit facility repayments	(8,275)	-
Proceeds from 2021 Senior Notes, net of issuance costs	192,618	-
Proceeds from long-term financial debt	41,400	22,000
Purchase of subsidiary shares from non controlling interest	(10,250)	-
Other financing activities, net	(5,617)	4,820
Net cash (used in) provided by financing activities	(103,412)	10,832
Net (decrease) in cash and cash equivalents	(99,073)	(19,228)
Cash and cash equivalents at the beginning of year	222,215	34,096
Cash and cash equivalents at the end of the period	$123,142	$14,868

  Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
$(000)	2013	2012
Net cash provided by operating activities	$19,168	$2,483
Net cash (used in) investing activities	(14,829)	(32,543)
Net cash (used in) provided by financing activities	(103,412)	10,832

Net cash provided by operating activities	$19,168	$2,483

Plus
Adjustments
Increase / decrease in operating assets and liabilities	30,144	(4,949)
Expenditure for dry docking	6,615	4,377
Income taxes expenses (benefit)	4,538	(2,033)
Financial expenses	24,640	26,925
Allowance for doubtful accounts	(1,730)	--
Gain on sale of assets	--	3,557
Net income attributable to non-controlling interest	(553)	(635)
Yard EBITDA from Touax barge sale	1,599	827
Other adjustments	(2,319)	(4,669)

Adjusted Consolidated EBITDA	$82,102	$25,883

 The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the nine months and three months ended September 30, 2013, and 2012:

($000's)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	% Change	3Q 13	3Q 12	% Change

Revenues	$312,262	$226,829	38%	$112,586	$82,794	36%

Adjusted EBITDA	$82,102	$25,883	217%	$30,211	$9,072	233%

Net income (loss) as reported	$14,631	$(32,105)		$6,999	$(12,888)

EPS as reported	$0.10	$(1.09)		$0.05	$(0.44)

Adjustments to net income as reported

Yard EBITDA from Touax Sale	1,599	827		(99)	827
Income tax on Exchange Variance Provision (1)	(1,124)	(1,308)	-14%	(250)	519
Extinguishment of debt one time event	5,518	--		1,733	--

Adjusted Net income	$20,624	$(32,586)		$8,383	$(11,542)
Adjusted EPS (In $ per share)	$0.15	$(1.10)		$0.06	$(0.39)

(1)	Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries of our Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2013:

	Three Months Ended September 30, 2013
		Offshore
$ (000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$5,453	$9,663	$(1,087)	$14,029
Depreciation and amortization	5,953	2,995	1,705	10,653
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	114	--	(4)	110
Net gains on derivatives	--	(7)	--	(7)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other net	--	--	45	45

Segment Adjusted EBITDA	$11,421	$12,651	$659	$24,731

Items not included in Segment Adjusted EBITDA
Financial income				2
Foreign currency exchange gains, net				5,478

Adjusted Consolidated EBITDA				$30,211

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2012:

	Three Months Ended September 30, 2012
		Offshore
$ (000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$(6,232)	$3,629	$949	$(1,654)
Depreciation and amortization	5,490	2,816	2,912	11,218
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(324)	(190)	2	(512)
Yard EBITDA from Touax sale	827	--	--	827
Other net	(34)	(3)	(47)	(84)

Segment Adjusted EBITDA	$(273)	$6,252	$3,816	$9,795

Items not included in Segment Adjusted EBITDA
Financial expense				(25)
Foreign currency exchange (losses), net				(698)

Adjusted Consolidated EBITDA				$9,072

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine month period ended September 30, 2013:

	Nine Months Ended September 30, 2013
$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$16,117	$21,299	$(4,184)	$33,232
Depreciation and amortization	17,680	8,390	5,106	31,176
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(188)	(553)	(21)	(762)
Loss on derivatives, net	--	(218)	--	(218)
Yard EBITDA from Touax barge sale	1,599	--	--	1,599
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	63	63

Segment Adjusted EBITDA	$38,413	$28,918	$964	$68,295

Items not included in Segment Adjusted EBITDA
Financial income				89
Foreign currency exchange gains, net				13,718

Adjusted Consolidated EBITDA				$82,102

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine month period ended September 30, 2012:

	Nine Months Ended September 30, 2012

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(11,389)	$12,153	$(3,113)	$(2,349)
Depreciation and amortization	16,266	8,049	7,954	32,269
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(987)	(635)	(1)	(1,623)
Yard EBITDA from Touax barge sale	827	--	--	827
Other net	(141)	(8)	(326)	(475)

Segment Adjusted EBITDA	$4,576	$19,559	$4,514	$28,649

Items not included in Segment Adjusted EBITDA
Financial income				55
Foreign currency exchange (losses), net				(2,821)

Adjusted Consolidated EBITDA				$25,883